Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 2, 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Equable Shares Small Cap Fund Series 1 (S000061416)
Equable Shares Small Cap Fund Series 2 (S000061417)

Dear Ms. Browning:

We are responding to comments received from the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on January 31, 2018, via telephone, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement. PEA No. 29 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on December 15, 2017, for the purpose of registering two new series of the Trust, the Equable Shares Small Cap Fund Series 1 and Equable Shares Small Cap Fund Series 2 (each a “Fund”, and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 29.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment: The Staff believes there are material deficiencies in the Funds’ disclosures provided pursuant to Items 4 and 9 of Form N-1A, which could be misleading to shareholders. Please submit revisions in response to the Staff’s comments in a new filing pursuant to Rule 485(a) under the Securities Act.  Given the Funds have the same principal investment strategies and risks, all comments apply equally to both Funds.

Response: The Trust has made revisions to the disclosures provided pursuant to Items 4 and 9 of Form N-1A, as requested by the Staff, and has submitted the Funds’ Prospectus and Statement of Additional Information (“SAI”) for further review by the Staff as PEA No. 39 to the Trust’s registration statement on Form N-1A pursuant to Rule 485(a) under the Securities Act.

2.
Staff Comment: The Staff notes certain items have been left blank or bracketed throughout the Prospectus and SAI, including ticker symbols, and exhibits have not been filed on Part C.  In the new amendment filed pursuant to Rule 485(a) please complete all open items and file all final, executed agreements and other required exhibits on Part C.

Response: The Trust responds by making the requested revisions, and by confirming supplementally that all required exhibits to Part C have been included in PEA No. 39 filed pursuant to Rule 485(a).

3.	In making revisions to disclosures provided pursuant to Items 4 and 9 of Form N-1A, please give attention to the following specific comments.

a.
In using phrases like “capital preservation” and “expected loss protection”, the Staff believes the Funds may mislead shareholders into an expectation of protection from loss, to which the Staff objects. Any reference to protection of shareholders’ investments should be clearly articulated and specific (see generally, IM Guidance Update No. 2013-12, U.S. Securities and Exchange Commission, Division of Investment Management, “Fund Names Suggesting Protection from Loss.” Similar to the Staff’s guidance concerning use of terms suggesting protection from loss in a fund’s name, the Staff believes use of this type of terminology may create an impression of protection or safety or absence of risk of loss).

Response: The Trust responds by stating supplementally that disclosures included in PEA No. 39 have been revised to indicate that any protection from loss is limited to the premium earned on the covered call options written by the Funds.  The Trust further notes that applicable disclosures have been revised to indicate that investors that do not own their Fund shares for the full duration of an the current covered call option (defined in the Prospectus as an “outcome period” should not expect to receive the applicable targeted outcome.

b.
The current discussion of the principal investment strategies does not make clear how each strategy will be applied to achieve the stated investment objective of the Funds, and should be revised to clearly indicate how the strategies will seek to achieve income and capital preservation.

Response: The Trust responds by making the requested revision.

c.
Note that a premium received from a covered call strategy is not equivalent to a targeted return and that the Funds should clearly disclose a targeted return strategy if that is a part of the Funds’ principal investment strategies.

Response: The Trust responds by revising applicable disclosures to replace references to “targeted return” with “targeted outcome,” and indicating that the targeted outcome is the premium earned on covered call options.

d.
The Staff notes the premium earned by a Fund on covered calls are short-term capital gains, and should not be characterized as income.  The disclosures in the Prospectus should make this clear, and also state that short-term capital gains will be taxed as ordinary income.

Response:  The Trust responds by making the requested revision.

e.
There is insufficient clarity regarding the rationale for the offering of two identical series. The Prospectus mentions the Adviser’s intention to offer multiple series, but in the Prospectus only two series of the same strategy are currently offered. The disclosure in the Prospectus should be a reflection of what series are currently operational and should not contain future plans.

Response: The Trust responds by making the requested revision.

f.
There is insufficient clarity regarding how the Adviser will manage the Funds. If this is covered call strategy, then that should be more clearly defined.  The Prospectus should also state with further clarity state how the following investments currently referenced in the discussion of Principal Investment Strategies and Principal Risks will be utilized by the Adviser to achieve the stated investment objectives of the Funds: exchange-traded options (including FLEX Options), direct investments in U.S. small capitalization equity securities, exchange-traded funds (“ETFs”), money market funds and other similar short-term investments.

i.	Specifically with regard to options, the Prospectus should address:
1.	remove the term “approximately” with respect to the six month duration of call options, as European-style options have a definitive expiration date;
2.	how the options may have a customizable exercise price if they are European-style options;
3.	the specific types of FLEX Options will be used for each Fund (e.g., CBOE options, index options, etc.);
4.	define “at-the-money strike price” in “plain English,” as that term is understood in Rule 421(d) under the Securities Act;
5.	whether the Adviser has a specific percentage in mind with respect to the 80% or more of a Fund’s net assets devoted to small capitalization securities to allocate to options; and
6.	how the Funds’ use of options aligns with the Funds’ policies of investing at least 80% in small capitalization issuers.

Response: The Trust responds by making the requested revisions.

ii.	Specifically with regard to ETFs, the Prospectus should address:
1.	that shareholders may invest directly in ETFs and, in doing so, avoid paying fees to both the Adviser and the underlying ETF in order to receive similar exposure to the ETF;
2.	that the Fund will look through to the individual holdings of an ETF in order to ensure compliance with the Fund’s 80% policy with regard to investments in small capitalization issuers; and
3.	whether the Adviser has a specific percentage in mind with respect to the 80% or more of a Fund’s net assets devoted to small capitalization securities to allocate to ETFs.

Response:  The Trust responds by making the requested revision.

iii.
Specifically with regard to money market funds and other similar short-term investments, the Prospectus should address whether these investments are intended to be part of a temporary defensive strategy or a principal investment strategy, which is not currently clear in the disclosure stating “The Fund receives cash in exchange for selling the call options and may invest those proceeds in money market investments, money market funds or other similar short-term investment for defensive purposes or to preserve the Fund’s ability to capitalize quickly on new market opportunities,”

Response: The Trust responds by making the requested revision.

g.
There is insufficient clarity regarding what the Adviser considers to be “other investment vehicles that provide exposure to the U.S. small capitalization market.” These investment vehicles should be further explained, avoiding generalizations.

Response: The Trust responds by removing the applicable disclosures referencing “other investment vehicles that provide exposure to the U.S. small capitalization market.”

h.
The Trust should confirm the existence, if any, of investment strategies with respect to the 20% of net assets for each Fund that are not restricted to investment in small capitalization equity securities.

Response: The Trust responds by confirming supplementally that there are no investment strategies with respect to the 20% of net assets for each Fund that are not restricted to investing in small capitalization securities.

i.
The Staff objects to the phrasing “the Fund invests in securities representing the U.S. small capitalization equity market” (emphasis added).  Further clarity is needed regarding the extent to which the Funds will define what constitutes a small capitalization issuer. Current references to “the U.S. small capitalization market is characterized by a broad-based securities index” and “such as the Russell 2000 Index” are also overly generalized. Relevant disclosure should be revised to affirmatively indicate the Funds will invest in securities of small capitalization issuers, as required by the Funds’ names and Rule 35d-1 under the 1940 Act.

Response: The Trust responds by making the requested revisions.

j.
The Prospectus should clearly disclose all derivatives in which the Funds will invest, how they will be used, and the inherent risks of each type of derivative instruments, in line with the standards set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller Letter”). Furthermore, disclosure should confirm derivatives will be valued on a marked-to-market basis.

Response: The Trust responds by making the requested revisions.

k.
The Trust needs to define what is meant by “positive growth” when referring to the U.S. small capitalization equity market’s fluctuations, using plain English, defining or qualifying that this is in the Adviser’s view, if applicable.

Response: The Trust responds by stating supplementally that the applicable disclosure has been removed from the Prospectus.

l.	The Prospectus does not sufficiently disclose the Adviser’s sell discipline for the Funds’ assets.

Response: The Trust responds by adding disclosure to the discussion of principal investment strategies in the Prospectus to indicate that a Fund may sell an investment to satisfy a call option that has expired, to raise cash to meet redemption requests or to seek a new investment opportunity identified by the Adviser as more suitable to meet the Fund’s investment objectives.

m.
The disclosure stating “The Fund will solicit investors until it has reached an asset level at which the Adviser determines that it is prudent and efficient to seek the Fund’s investment objective” is unclear as to whether investor funds will be held for a period of time before they are invested, and if so, what will be done with such funds prior to the time they are invested.  Please clarify.

Response: The Trust responds by revising applicable disclosures in the Prospectus to indicate that a Fund may hold cash from new purchases of its shares or cash proceeds it receives when options are exercised, or may invest such cash in money market funds or other similar short-term investments for temporary investment purposes, pending selection of investments by the Adviser in accordance with the Fund’s principal investment strategies.

n.
Note that all associated risks related to the Funds’ Principal Investment Strategies section must also be disclosed within the Prospectus. In addition, the Staff notes the following with regard to the discussion of Principal Risks in the Prospectus:

i.	Return of Capital Risk – include as a principal risk, to the extent applicable.

Response: The Trust responds by stating supplementally that return of capital risk is not considered to be a principal risk of the Funds.

ii.
Equity Securities Risk - identify risks of specific equity securities the Fund will use as a principal strategy (e.g., common stock, preferred stock, etc.). These should also be specifically enumerated in the discussion of the Funds’ Principal Investment Strategies.

Response: The Trust responds by making the requested revisions.

iii.	FLEX Options Risk - due to their prominence in the Funds, FLEX Options should appear as a separate risk disclosure apart from Derivatives Risk.

Response: The Trust responds by making the requested revisions.

iv.	Derivatives Risk – confirm risk disclosure provided is specific to the types of instruments that will be used, avoiding generalization.

Response: The Trust responds by making the requested revisions.

v.
Strategy Reset Risk - clarify how a Fund may deviate from its principal investment strategies in such a scenario (i.e., clarify if a Fund will be allowed to refrain from investing any assets if the Adviser determines there is no suitable options contract for a Fund). If this is possible, provide sufficient legal support allowing such a policy. Also move any disclosure that is a discussion of strategy and not risks from this location to the discussion of principal strategies.

Response: The Trust responds by moving the applicable disclosures to the discussion of principal investment strategies, and by clarifying such disclosures to indicate that during periods while the Adviser is seeking suitable options contracts for the Funds the Adviser will invest the Funds’ assets in cash or money market funds as a temporary investment strategy.

vi.	Writing Covered Call Risk – certain disclosure relates more to strategy than risk. Move to the discussion of principal strategies.

Response: The Trust responds by making the requested revisions.

vii.	Valuation Risk - include as a principal risk disclosure, including how it relates to the Funds’ use of FLEX Options.

Response: The Trust responds by making the requested revisions.

viii.	Liquidity Risk - enhance disclosure to state why FLEX Options may be less liquid than other options.

Response: The Trust responds by making the requested revisions.

ix.	New Adviser Risk - break the last sentence from the New Fund Risk to create a new risk disclosure for New Adviser Risk.

Response: The Trust responds by making the requested revisions.

x.
Holding Period Risk - provide greater clarity regarding why this applies to the Funds, and explain what the phrase “targeted outcomes” means, or remove entirely, as the Staff generally objects to the use of such terms without clear definition of what these are. Clarify what is referenced by “the underlying index.”  To the extent there is a benchmark defining the targeted outcomes, address in the discussion of principal strategies.

Response: The Trust responds by making the requested revisions.

xi.
Tax Risk - include a risk disclosure relating the tax risks related to the Fund’s principal investment strategies, including, but not limited to the risks related to short-term capital gains generated by the Funds’ covered call strategies.

Response: The Trust responds by making the requested revisions.

xii.
Other Investment Companies – certain disclosures in the Prospectus and SAI refer to other investment companies, but the discussion of principal investment strategies only mentions ETFs.  Please clarify whether the Funds may invest in other types of investment companies as a principal or non-principal strategy.

Response: The Trust responds by making the requested revisions, including clarifying that the Funds’ investments in other investment companies consist of investments in ETFs, and may also include money market funds as temporary investments.

o.
In the Summary Section, under “Purchase and Sale of Fund Shares,” it is unclear whether the paragraph beginning with “Prior to the launch of the Fund…” should instead be included as part of the Funds’ Principal Investment Strategies section, though it does not appear to be germane to the section in which it currently resides.  Consider moving, or revise to clearly state the Funds’ policies with regard to purchases and redemptions of shares.

Response: The Trust responds by clarifying the applicable disclosure to indicate that prior to each outcome period (as defined in the Prospectus) and after the expiration of each subsequent outcome period, the Fund will accept new or additional purchases of Fund shares.

p.
The Staff objects to the inclusion of the hypothetical illustrations in the current format provided under the heading “More Information About the Funds” and sub-heading “Principal Investment Strategies of the Funds” in the Prospectus, as they include labels such as “Fund Performance,” and may be misleading to shareholders. Ensure that if such an illustration is included within the next amendment filing, it is clearly stated that it does not purport to disclose actual performance of the Funds and are not shown in a manner that is potentially misleading to investors.

Response: The Trust responds by making the requested revisions.

4.
Staff Comment: With respect to the Funds’ names, the Staff is unsure of the intentions in using the term “equable.” Please clarify what this means, and note the Trust’s response may indicate further restrictions with respect to Rule 35d-1 under the 1940 Act.

Response: The Trust responds by explaining supplementally that the term “equable” as used in the Funds’ names is defined as not having extreme variation or change.  The Trust does not believe the use of this term in the Funds’ names is subject to any requirements of Rule 35d-1 under the 1940 Act.

5.	Staff Comment: With regard to footnote 1 of the Fees and Expenses of the Fund table (“Footnote 1”) for each Fund, address the following:

a.
file a copy of the executed expense limitation agreement between the Advisor and the Trust, on behalf of the Fund (the “Expense Limitation Agreement”) referenced in Footnote 1 as an exhibit to Part C of the registration statement;

b.	clarify Footnote 1 to state that the period of repayment or recoupment is within three years of the date of recoupment, rather than three fiscal years; and
c.	revise the last sentence in Footnote 1 to clarify that the repayment of the Adviser is subject to the Expense Cap.

Response: The Trust responds by confirming supplementally that the Expense Limitation Agreement has been filed as exhibit to the Trust’s registration statement.  The Trust responds further by revising the last sentence of Footnote 1 to read as follows:

“The Advisor may request recoupment of previously waived fees and reimbursed expenses from the Fund for three ~~fiscal~~ years from the date they were waived or reimbursed, provided that after payment of the recoupment the Total Annual Fund Operating Expenses do not exceed~~Fund is able to make the recoupment without exceeding~~ the lesser of the Expense Cap (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.”

6.	Staff Comment: Confirm the Example for each Fund only takes the Expense Cap into account for the current contractual term covered by the Expense Limitation Agreement referenced in Footnote 1.

Response: The Trust confirms supplementally that the Example only takes the Expense Cap into account for the current contractual term covered by the Expense Limitation Agreement for each Fund.

7.	Staff Comment: Amend the Funds’ disclosure within the section entitled “How to Redeem Shares of the Funds” to conform to Item 11(c) of Form N-1A.

Response: The Trust responds by amending the applicable disclosure as follows:

“~~If you redeem through a financial intermediary, the financial intermediary may charge you a transaction fee.~~ Shareholders may redeem shares of the Funds by mail, telephone, through a systematic withdrawal plan (“SWP”) or through a financial intermediary, and may receive the proceeds of redemption by check, wire or via electronic funds transfer through the ACH network. Redemptions will be processed only on a day during which the NYSE is open for business. Note that a Fund may automatically redeem shares without actions from shareholders in accounts below $1,000 (see “Small Accounts” below). If you purchased your shares by check, you may not receive your redemption proceeds until your check has cleared, which may take up to 15 calendar days. ~~Redemptions will be processed only on a day during which the NYSE is open for business. You may receive the proceeds of redemption by check, wire or via electronic funds transfer through the ACH network.~~ Please note that certain fees may apply depending on the timing or manner in which you redeem shares. The Funds typically expect that it will take one to three days following the receipt of your redemption request in good order and prior to market close to pay out redemption proceeds. However, while not expected, payment of redemption proceeds may take up to seven days.

8.	Staff Comment: Disclose whether the Funds’ redemptions-in-kind are received by shareholders as a representative basket of the Funds’ underlying securities.

Response: The Trust responds by amending the “Redemptions In-Kind” disclosure under the heading entitled “Account and Transaction Policies” in the Prospectus as follows:

“If the Funds pay your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash and will bear any market risks associated with such securities until they are converted into cash. A redemption in-kind may be paid in the form of pro-rata slices of a Fund’s portfolio, individual securities or a representative basket of securities. A redemption in-kind is treated as a taxable transaction and a sale of the redeemed shares, generally resulting in capital gain or loss to you, subject to certain loss limitation rules.”

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel Spearo
Rachel Spearo, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP